Exhibit 99.1
SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331
MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 19, 2026
1.Date, Time and Place: March 19, 2026, at 10:00 a.m., at a meeting held exclusively digitally, by means of videoconference (“Meeting”), pursuant to item 6.4 of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. (“Company”), which is deemed to have been held at the Company’s head office, in the city of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1.752, Edifício Lena Empresarial, 10th floor, rooms 1009 to 1011, Pituba, ZIP Code 41.810-012.
2.Attendance: The Meeting was duly convened, in accordance with Article 13 of the Company’s bylaws. The following Directors attended the Meeting: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. Also attending the Meeting, as guests, Chief Executive Officer, Mr. João Alberto Fernandez de Abreu, the Executive Vice-President of Finance and Investor Relations, Mr. Marcos Moreno Chagas Assumpção, and Mr. João Vitor Zocca Moreira, as secretary.

3.Chairman and Secretary: Mr. Meeting was chaired by Mr. David Feffer and Mr. João Vitor Zocca Moreira, as secretary of the Board.

4.Agenda: To resolve on: (i) the Management Proposal to be submitted for resolution at the Company’s Annual and Extraordinary General Meeting to be held cumulatively on April 23, 2026, exclusively digitally (“AEGM”), with the following agenda: Annual General Meeting: (a) take the managers’ accounts for the fiscal year ending December 31, 2025; (b) analyze, discuss and vote on the Company’s financial statements for the fiscal year ending December 31, 2025, as well as assess the management report regarding such fiscal year; (c) decide on the allocation of net income calculated in the fiscal year ending December 31, 2025 and the dividends distribution; (d) define the number of members that will comprise the Company’s Board of Directors; (e) decide on the election of the members of the Company’s Board of Directors; (f) if the Fiscal Council is installed, define the number of members that will comprise the Fiscal Council; (g) if the Fiscal Council is installed, decide on the election of its members; and (h) establish the annual overall compensation of the Company’s managers and Fiscal Council, if installed, for the 2026 fiscal year; at Extraordinary General Meeting: (i) to resolve on the amendments of article 4 of the Company’s Bylaws to supplement the Company’s corporate purpose, in order to include the activity of extraction and exploitation of, directly or through third parties, mineral substances, including basalt, as well as their processing for the production of gravel, clay and related materials. (“Corporate Purpose Expansion”); (j) to decide on the amendment of the Company’s Bylaws, in order to reflect the amendment of this Article 5, due to the capital increase, carried out within the limit of the authorized capital, approved at the Board of Directors’ Meeting held on December 10, 2025 (“Share Capital Increase”); (k) to decide on the restatement of the Company’s Bylaws, due to amendment in items (h) and (j) above; and (l) to authorize the Company’s Management to take all measures necessary to carry out the approved matters, in accordance with current law (“Management Proposal”); and (ii) the call notice and respective call of the AEGM.

Exhibit 99.1
5.Minutes in Summary Form: The Directors unanimously resolved to draw up these minutes in summary form, and the respective materials presented regarding the agenda will be filed at the Company’s head office.
6.Resolutions: The Directors approve, by unanimous vote and without reservations, the following resolutions:

6.1.Approve the Management Proposal, as per the copy filed at the Company’s head office, to be submitted to the AEGM.

6.1.1.The directors approve and submit to the AEGM the proposal for amendment and restatement of the Company's Bylaws to reflect the Corporate Purpose Expansion and the Share Capital Increase. The proposal for amendment and restatement of the Bylaws submitted for approval at the AEGM creates Annexes V and VI to the Management Proposal.

6.1.1.1.The Directors recorded that there is no basis for the exercise of withdrawal rights by the Company’s shareholders due to the approval of the Amendment to the Corporate Purpose Expansion, considering that the proposed changes (i) intend to meet requests from regulatory and/or governmental bodies, and (ii) do not represent a substantial modification of the Company’s corporate purpose, being ancillary activities that contribute to the exploitation of the Company’s main corporate purposes.

6.2.Approve the call notice and respective call for the Company’s Annual and Extraordinary General Meeting, to be held on April 23, 2026, at 10 a.m., exclusively digitally.

6.3.The Directors, based on the analysis carried out by the Company’s Appointment and Compensation Committee, which assessed the acceptance to the independence criteria of the nominees for the Board of Directors, approved the classification of the following candidates as independent members: (i) Mrs. Maria Priscila Rodini Vansetti Machado; (ii) Mr. Paulo Rogerio Caffarelli; (iii) Mr. Paulo Sergio Kakinoff; and (iv) Rodrigo Calvo Galindo.

7.Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors present.
São Paulo, SP, March 19, 2026.

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Exhibit 99.1
[Signature page of the minutes of the Board of Directors’ Meeting of Suzano S.A. held on March 19, 2026 at 10:00 a.m.]

Board:

_________________________________ David Feffer Chairman	_________________________________ João Vitor Zocca Moreira Secretary

Attending Directors:

_________________________________ David Feffer Chairman of the Board of Directors	_________________________________ Daniel Feffer Vice-Chairman of the Board of Directors

_________________________________ Nildemar Secches Vice-Chairman of the Board of Directors	_________________________________ Gabriela Feffer Moll Director

_________________________________ Maria Priscila Rodini Vansetti Machado Director	_________________________________ Paulo Rogerio Caffarelli Director

_________________________________ Paulo Sergio Kakinoff Director	_________________________________ Rodrigo Calvo Galindo Director

_________________________________
Walter Schalka
Director

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